

November 26, 2008

Mr. James H. Haddox
Chief Financial Officer, Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, TX 77056

Re: **Quanta Services, Inc.**
Form 10-K for the year ended December 31, 2007
Definitive Proxy Statement, April 18, 2008
Form 10-Q for the quarter ended September 30, 2008
File No. 1-13831

Dear Mr. Haddox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Critical Accounting Policies, page 47
Valuation of Intangibles and Long-Lived Assets, page 48

1. With a view towards future disclosure, please confirm to us that the second step of your goodwill impairment test considers the notion of implied fair value. Reference paragraph 20 of FAS 142.

Liquidity and Capital Resources, page 38
Debt Instruments, page 40

2. Your disclosures indicate that the credit facility limits certain acquisitions, mergers and consolidations, capital expenditures, asset sales and prepayment of indebtedness and, subject to certain exceptions, prohibits liens on material assets. Given your significant expected future capital expenditures and your reliance on your credit facility to help fund such expenditures, please revise future filings to provide a more detailed discussion of how these limitations may impact your current and future operations.

3. We note that your credit facility contains certain covenants and that your credit facility carries cross-default provisions with your subordinated notes. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the terms of your significant covenants. In addition, please revise future filings to include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted on all of your debt instruments. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Management's Report on Internal Control Over Financial Reporting, page 57

4. Please confirm for us, if appropriate, that there were no changes in internal control over financial reporting that occurred in the fourth quarter and disclose this in future filings. Please refer to Item 308(c) of Regulation S-K.

Proxy filed April 18, 2008

Use of Compensation Benchmarking Studies and Published Compensation Survey Data, page 17

5. In future filings, please explain how your compensation for named executive officers measures against the peer companies.

6. In future filings, please disclose whether you target each element of compensation against the peer companies. If so, please disclose how the actual compensation payments to each named executive officer fall within those targets. To the extent actual compensation was outside a targeted percentile range, please explain why.

Form 10-Q for the period ended September 30, 2008

Notes to the Condensed Consolidated Financial Statements

Note 3. Goodwill and Intangible Assets, page 15

7. We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please consider disclosing the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination.
   - Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
   - How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
   - How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
   Please tell us you intentions with regard to this matter.

Note 9. Segment Information, page 25

8. We note that you have two reportable segments: Dark Fiber and Infrastructure Services. It appears from your disclosures elsewhere in the filing, including the introduction to MD&A on page 31, the analysis of your business in MD&A and your discussion of contract margins by industry on page 48 that you may have aggregated multiple operating segments into your reportable segments. Please provide us with a detailed explanation of how you determined both your operating segments and your reportable segments. Your response should specifically identify each of your operating segments. If you have aggregated any operating segments, please tell us why you believe this aggregation is appropriate based on the guidance found in paragraph 17 of SFAS 131 and EITF 04-10.

Results of Operations, page 34

9. We note your discussion of the numerous factors that have impacted changes in your revenues and gross margins. Please revise future filings to include more quantified information regarding the impact of these factors where practicable. In this regard, please also expand your discussion of your revenues derived from the various industries served to include more specific disclosure regarding the factors that impacted these revenues.

Sources and Uses of Cash, page 37
Operating Activities, page 37

10. We note your disclosure that certain customers have experienced invoice processing issues. With a view towards future disclosure, please tell us how these issues have been considered in your revenue recognition policy as well as your bad debt expense.

Debt Instruments, page 38

11. We note your disclosure that under current market conditions it is unlikely that you would be able to obtain additional commitments necessary to increase your credit facility. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of how and why current market conditions limit your ability to increase your credit facility. Please also discuss how the absence of this additional borrowing may impact your current and future operations.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Sherry Haywood, Attorney, at (202) 551-3345, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief